NORTH AMERICAN CONSTRUCTION GROUP LTD.
NOTICE OF ANNUAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2020

March 24, 2020

NORTH AMERICAN CONSTRUCTION GROUP LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2020
NOTICE IS HEREBY GIVEN that the annual meeting of holders of voting common shares (the “NACG Shareholders”) of North American Construction Group Ltd. (the “Corporation”) will be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 6th day of May, 2020, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:
•to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2019 and the auditor’s report thereon;
•to elect the directors of the Corporation for the ensuing year;
•to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein;
•to reappoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and
•to transact such other business as may properly come before the Meeting or any adjournments thereof.
The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.
The Circular and a form of proxy accompany this notice.
NACG Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 4, 2020 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.
DATED at Acheson, Alberta, this 24th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN CONSTRUCTION GROUP LTD.
/S/ Martin Ferron
Chairman & Chief Executive Officer

SOLICITATION OF PROXIES
This management information circular (the “Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Construction Group Ltd. (the “Corporation”, “NACG”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NACG Shareholders”) to be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 6th day of May, 2020, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated March 24, 2020 (the “Notice of Meeting”).
It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.
For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.
The Notice of Meeting, Proxy and this Circular will be mailed to NACG Shareholders commencing on or about April 8, 2020. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.
No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.
This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.
RECORD DATE
The record date (the “Record Date”) for determining which NACG Shareholders shall be entitled to receive notice of and to vote at the Meeting is March 30, 2020. Only NACG Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NACG Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.
APPOINTMENT OF PROXYHOLDERS
The persons named in the accompanying Proxy as proxyholders are representatives of management of NACG. Every NACG Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NACG Shareholder desiring to appoint some other person (who need not be a shareholder of NACG) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space

Management Information Circular March 24, 2020

North American Construction Group Ltd.

provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 4, 2020 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NACG Shareholder or its attorney duly authorized in writing or, if a NACG Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NACG Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.
VOTING OF PROXIES
If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NACG Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NACG Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.
A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.
REVOCABILITY OF PROXY
Any NACG Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NACG Shareholder or by his, her or its attorney authorized in writing or, if the NACG Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NACG Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to many NACG Shareholders, as a substantial number of NACG Shareholders do not hold voting common shares of the Corporation (“NACG Common Shares”) in their own name, and thus are considered non-registered shareholders. NACG Shareholders who do not hold their NACG Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NACG Shareholders whose names appear on the records of the Corporation as the registered holders of NACG Common Shares can be recognized and acted upon at the Meeting. If NACG Common Shares are listed in an account statement provided to a NACG Shareholder by a broker, then, in almost all cases, those NACG Common Shares will not be registered in the NACG Shareholder’s name on the records of the Corporation. Such NACG Common Shares will more likely be registered under the name of the NACG Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NACG Common

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NACG Common Shares.
Beneficial Shareholders should ensure that instructions respecting the voting of their NACG Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NACG Common Shares are voted at the Meeting.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NACG Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NACG Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NACG Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.
NOTICE TO UNITED STATES SHAREHOLDERS
The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation’s authorized capital consists of an unlimited number of NACG Common Shares and an unlimited number of non-voting common shares. As at March 15, 2020, there were a total of 27,552,173 NACG Common Shares outstanding and no non-voting common shares outstanding. Each NACG Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, as of March 15, 2020, no individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NACG Common Shares.
QUORUM
A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.
If a quorum is not present at the opening of the Meeting, the NACG Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NACG Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NACG Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.
The Corporation’s list of NACG Shareholders as of the Record Date has been used to deliver to NACG Shareholders the Notice of Meeting and this Circular as well as to determine the NACG Shareholders who are eligible to vote.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

PRESENTATION OF FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2019, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NACG Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.
BUSINESS TO BE TRANSACTED AT THE MEETING
1.Election of Directors
The Board of Directors of the Corporation presently consists of eight directors. Jay Thornton has indicated that he will not stand for re-election. All other current directors have indicated that they wish to stand for re-election. Accordingly, management proposes to set the total number of directors to be elected at the Meeting at seven.
All of the nominees below are now directors of the Corporation and have been directors since the dates indicated. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.
The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which Policy was most recently revised on March 5, 2020. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her immediate resignation to the Board. Upon receipt of such resignation, the Board is required to refer it to the Governance Committee and to promptly accept the resignation unless the Governance Committee advises the Board that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Absent such extraordinary circumstances, the Board is expected to confirm its acceptance of the resignation within 90 days of its original receipt. In any case, the Board shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept it.
The following table and the notes thereto state, as of March 15, 2020, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the age of each nominee; (iii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iv) where applicable, the current position of each nominee with the Corporation (other than that of director); (v) the present status of each nominee as an independent or non-independent director; (vi) the committees upon which each nominee presently serves; (vii) the present principal occupation, business or employment of each nominee; (viii) the number of NACG Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (ix) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2019.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Martin R. Ferron is presently the Chief Executive Officer of the Corporation and was appointed Chairman of the Board on October 31, 2017. He originally joined the Corporation as President and Chief Executive Officer and as a member of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.
Martin R. Ferron
Edmonton, AB, Canada
63 Years Old

Director Since: June 7, 2012	Number of Securities Held(1)
Non-Independent Director	Options	Common Shares	DSUs
	40,000	1,941,621	203,294
Chairman & Chief Executive Officer
Meets share ownership guidelines	Committee Membership and Attendance Record
	Board		5 of 5
(1)Martin Ferron’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Ronald A. McIntosh served as Chairman of our Board of Directors from May 20, 2004 to October 31, 2017. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh's significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh currently also sits on the Board of Directors of Advantage Oil & Gas Ltd.

Ronald A. McIntosh
Calgary, AB, Canada
78 Years Old

Director Since: May 20, 2004	Number of Securities Held
Independent Director	Options	Common Shares	DSUs
	Nil	116,200	246,045
Meets Share ownership guidelines
Committee Membership and Attendance Record
	Board		5 of 5
	Audit		5 of 5
	Governance		1 of 1
	Operations		4 of 4

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Bryan D. Pinney joined the board of directors on May 13, 2015 and became the Corporation’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He serves on the board of TransAlta Corporation, where he is a member of the audit committee and the human resources and compensation committee, and on the board of Sundial Growers, Inc., where he is Chair of the audit committee and a member of the governance, compensation and operations committees. He is also a director of a Hong Kong listed oil and gas exploration company and a large private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.
Bryan D. Pinney
Calgary, AB, Canada
67 Years Old

Director Since: May 13, 2015	Number of Securities Held
Independent Director	Options	Common Shares	DSUs
	Nil	40,495	134,579
Lead Director
Committee Membership and Attendance Record
Meets Share ownership guidelines	Board		5 of 5
	Audit		5 of 5
	Human Resources & Compensation		5 of 5

Management Information Circular March 24, 2020

North American Construction Group Ltd.

John J. Pollesel joined our board of directors on November 23, 2017. Mr. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he was CEO for the Morris Group of Companies. Mr. Pollesel has more than 28 years of experience in the mining industry. He has been a member of several executive teams responsible for operations, engineering/projects, finance/administration, strategic planning and leading organizational transformation. In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He presently chairs the board of First Cobalt Corporation, which is listed on the TSX-V, OTC exchanges, and serves on the board of Noront Resources Ltd., a TSX-V listed company. He also serves on the audit, governance and EHS committees of Noront and First Cobalt. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Certified Public Accountant, Certified Management Accountant and a Fellow of CPA Ontario and the Society of Management Accountants of Ontario.

John J. Pollesel
Edmonton, AB, Canada
56 Years Old

Director Since: November 23, 2017	Number of Securities Held
Independent Director	Options	Common Shares	DSUs
	Nil	Nil	17,509
On track to meet share ownership guidelines
Committee Membership and Attendance Record
	Board		5 of 5
	Audit		5 of 5
	Governance		1 of 1
	Operations		4 of 4

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Maryse C. Saint-Laurent joined our board of directors on August 6, 2019. Ms. Saint-Laurent is an accomplished executive and corporate director with over 20 years' experience as a business-oriented corporate, transactional and securities lawyer in the energy and electricity sectors. She has led several M&A and financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years’ experience in human resources, compensation and benefits/pension management. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation. Ms. Saint-Laurent is a member of the board of the Alberta Securities Commission, Turquoise Hill Resources Ltd., Guyana Goldfields Inc., and the Calgary Prostate Cancer Centre. Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, a LL.B., BA and Certification in Human Resources from the University of Alberta as well as her ICD.D designation.
Maryse C. Saint-Laurent
Calgary, AB, Canada
60 Years Old

Director Since: August 6, 2019	Number of Securities Held
Independent Director	Options	Common Shares	DSUs
	Nil	Nil	1,390
On track to meet share ownership guidelines
Committee Membership and Attendance Record
	Board		1 of 1

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Thomas P. Stan joined our board of directors on July 14, 2016. Mr. Stan has served as a board member on a number of public and private Corporations. Until September of 2019 he was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Thomas P. Stan
Calgary, AB, Canada
62 Years Old

Director Since: July 14, 2016	Number of Securities Held
Independent Director	Options	Common Shares	DSUs
	Nil	Nil	33,979
Meets share ownership guidelines
Committee Membership and Attendance Record
	Board		5 of 5
	Audit		5 of 5
	Governance		1 of 1
	Human Resources & Compensation		5 of 5
	Operations		4 of 4

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Kristina E. Williams became one of our Directors on August 6, 2019. Ms. Williams is currently the President and CEO of Alberta Enterprise Corporation, which is responsible for overseeing management of the Alberta Enterprise Fund, a fund established by the government of Alberta in 2009 to attract venture capital to Alberta and to invest in venture capital funds that invest in Alberta technology. The fund currently has eighteen venture capital investments with an underlying portfolio of more than 200 technology companies. Previously, Ms. Williams held positions as Vice President of Marketing and Sales for Natraceutical Canada Inc. She also held the position of Administrative Director with Xenerate AB, a Swedish biotechnology company. Ms. Williams was born in Sweden and received a Master of Laws from Uppsala University, where she also served as COO and Vice Chair of the Board of Norrlands Nation, the largest student society at Uppsala. Ms. Williams holds an MBA from the University of Alberta as well as an ICD.D designation. She currently sits on the board and the audit committee of TEC Edmonton as well as serving on the Alberta Securities Commission New Economy Advisory Committee. She also currently serves as Swedish honorary Consul for Edmonton and Northern Alberta and is on the board of governors of the Northern Alberta Institute of Technology.

Kristina E. Williams
Edmonton, AB, Canada
43 Years Old

Director Since: August 6, 2019	Number of Securities Held
Independent Director	Options	Common Shares	DSUs
	Nil	Nil	1,437
On track to meet share ownership guidelines
Committee Membership and Attendance Record
	Board		1 of 1

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Ronald McIntosh was a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”) from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the “Order”) under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.
Forteleza believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011, the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.
John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.
Recommendation of the Board of Directors
The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.
Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

2.Advisory Vote on Executive Compensation
The Corporation’s compensation policies and procedures are based on the principle of pay for performance. The Board of Directors believes they align the interests of the Corporation’s executive team with the long-term interests of NACG Shareholders. The Board also believes that NACG Shareholders should have the opportunity to fully understand the objectives, philosophy and principles used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. This non-binding advisory vote, commonly known as “Say-on-Pay”, gives each NACG Shareholder an opportunity to either endorse or not endorse the Corporation’s approach to its executive pay program and policies through the following resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of North American Construction Group Ltd. (the "Corporation") accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2020 annual meeting of shareholders of the Corporation.”
Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the Meeting.
The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the NACG Shareholders for the Board’s compensation decisions by giving NACG Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years. While NACG Shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by NACG Shareholders.

As this is an advisory vote, the results will not be binding on the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with NACG Shareholders on compensation and related matters. The Corporation will disclose the results of the Say-on-Pay vote as a part of its report on voting results for the Meeting.

In the event that a significant number of Shareholders oppose the resolution, the Chairman of the Board, Chair of the Human Resources and Compensation Committee and the Lead Director will oversee a consultation process with NACG Shareholders, particularly those who are known to have voted against it, in order to better understand their concerns. The Human Resources and Compensation Committee will review the Corporation’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Lead Director to discuss their specific concerns.

Following the review by the Human Resources and Compensation Committee, the Corporation will disclose to Shareholders a summary of the significant comments relating to compensation received from Shareholders in the process, a description of the process undertaken and a description of any resulting changes to executive compensation or why no changes will be made. The Corporation will provide this disclosure within six months of the Say-on-Pay vote, and no later than in the management information circular for its next annual meeting.

The Board recognizes that Say-on-Pay is an evolving area and will review this policy annually to ensure that it is effective in achieving its objectives.
Recommendation of the Board of Directors
The Board of Directors recommends a vote “FOR” the Corporation's approach to executive compensation as described in the "Compensation Discussion and Analysis" portion of this Circular.
Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the above resolution with respect to approval of the Corporations' approach to executive compensation, the persons named in the enclosed form of Proxy intend to vote for the above resolution with respect to approval of the Corporations' approach to executive compensation.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

3.Appointment of Independent Auditors and Authorization of Directors to Fix Remuneration
At the Meeting, NACG Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.
Recommendation of the Board of Directors
The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2020 and authorizing the Board of Directors to fix the auditor’s remuneration.
Unless an NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.
4.Other Matters
Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

COMPENSATION DISCUSSION AND ANALYSIS
2019 Named Executive Officers
The below discussion of executive compensation focuses on the compensation of the following executive team members for the year ended December 31, 2019, who are our “named executive officers” or “NEOs” for purposes of this compensation disclosure:

Named Executive Officer	Position
Martin R. Ferron	Chairman of the Board & Chief Executive Officer
Joseph C. Lambert	President and Chief Operating Officer
Jason W. Veenstra	Executive Vice President and Chief Financial Officer
Barry W. Palmer	Senior Vice President, Operations
Jordan A. Slator	Vice President and General Counsel

Executive Compensation Philosophy
The executive compensation philosophy is guided by four core principles – alignment with shareholder interests, pay for performance, transparent disclosure and competitive compensation:

Alignment with Shareholder Interests	It is in the Corporation’s best interest to meet or exceed shareholder expectations and ensure continued access to capital on favorable terms. Accordingly, the pay “at-risk” or variable pay plans (Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”)) were designed to align the interests of the Corporation’s executives with shareholder interests.
Pay for Performance	The Corporation believes that executive compensation should be strongly correlated to the financial performance and safety performance (as it directly affects profitability) of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, non-financial and individual objectives in the more immediate term, as well as the LTIP, which rewards executives for the overall financial success of the Corporation over the longer term.
Transparent Disclosure	The Corporation is committed to providing transparent disclosure of executive compensation. It is the intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.
Competitive Compensation	The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable and motivated to execute the financial and business objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.
Core Comparator Group
The Human Resources and Compensation Committee (the "HRCC") reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the NEOs' target pay. The HRCC has approved a 13-company comparator peer group that includes companies that meet the following criteria:
(a)compete with NACG for customers and revenue;
(b)compete with NACG for executive talent, particularly in the Alberta labour market;
(c)compete with NACG for equity or other capital;
(d)are in the same or similar industry, such as construction and engineering or oil and gas equipment and services;

Management Information Circular March 24, 2020

North American Construction Group Ltd.

(e)are of comparable size, in terms of revenue, EBITDA or number of employees; and
(f)have reliable benchmark compensation information available.
The peer group changed to 13 companies in July 2018, with the addition of BIRD Construction Inc., STEP Energy Services Ltd. and Source Energy Services Ltd.
Certain competitors are not included in our comparator group because they are private corporations or partnerships (i.e. KMC Mining, Thompson Bros.) or smaller divisions of larger corporations and therefore insufficient compensation information is available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.
Relative to the peer group, NACG is positioned between 25th and 90th percentiles on revenue, assets and net income and above the 75th percentile on market capitalization and EBITDA.

Company Name (dollars in millions)	Revenue(a)	Market Cap.	Total Assets	EBITDA	Net Income	City, Province
Aecon Group Inc.	$3,492	$1,061	$3,163	$173	$81	Toronto, ON
Wajax Corp.	$1,539	$296	$1,005	$87	$33	Mississauga, ON
Bird Construction Inc.	$1,342	$304	$754	$21	$8	Mississauga, ON
CES Energy Solutions Corp.	$1,310	$618	$1,238	$148	$34	Calgary, AB
Stuart Olson Inc.	$931	$54	$734	$19	$(8)	Calgary, AB
Total Energy Services Inc.	$826	$291	$991	$105	$11	Calgary, AB
Step Energy Services Ltd.	$711	$105	$767	$69	$(178)	Calgary, AB
Macro Enterprises Inc.	$471	$117	$235	$71	$37	Fort St. John, BC
Horizon North Logistics Inc.	$468	$203	$580	$30	$(9)	Calgary, AB
Source Energy Services Ltd.	$318	$14	$497	$9	$(99)	Calgary, AB
Black Diamond Group Ltd.	$184	$119	$420	$29	$(9)	Calgary, AB
Entrec Corp.	$183	$7	$305	$21	$(17)	Acheson, AB
Essential Energy Services Ltd.	$155	$54	$203	$15	$(12)	Calgary, AB
North American Construction Group Ltd.	$661	$402	$795	$143	$31	Acheson, AB
Percentile Positioning	49%	81%	65%	85%	71%
(a) Information is from public filings for the most recently reported four quarters, available as at December 31, 2019.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Components of 2019 Executive Compensation
The following table sets out the various components of compensation that NEOs were eligible to receive for 2019:

	Executive Compensation Components	Time Frame
Base Salary	Salaries are based on the executive’s level of responsibility, skills and experience, and the current market value of the position. Base salary adjustments are considered annually, taking into account the executive’s overall performance, experience and market conditions.	Annual market reviews and adjustments
Short-Term Incentive Plan (“STIP”)
STIP compensation is linked to the Corporation’s financial and safety performance in the fiscal year as well as each NEO’s achievement against individual objectives. These measures have a pre-determined target set by the Board before the start of the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial target during the year. The CEO, the President and COO, and the EVP and CFO, each have targeted annual bonuses of 100% of their individual annual base salary earnings. The SVP, Operations has a targeted annual bonus of 75% of his annual base salary earnings and the General Counsel and VP has a targeted annual bonus of 70% of his annual base salary earnings.
Annual performance
Payouts range from zero to a maximum of 1.5 times an NEO’s STIP target and 2.0 times the CEO's STIP target and are subject to the approval of the Board on the recommendation of the HRCC.
The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of DSUs.
Long-Term Incentive Plan (“LTIP”)	LTIP grants are made through two vehicles: (1) PSUs and (2) RSUs. Refer to the LTIP Eligibility Table (effective October 1, 2019) in this document. Each NEO is awarded 60% as PSUs and 40% as RSUs.	One to three year performance cycle
All grants are subject to the approval of the HRCC in the case of NEOs, other than the CEO and to approval of the Board of Directors in the case of the CEO.
Awards are equity-settled by the transfer of shares purchased by an arm’s length trust established for such purpose.
Retirement Arrangements	The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan (“Group Investment Account”).	Paid Semi-monthly with base salary
Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.	Monthly Premiums
Perquisites	Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an optional annual medical examination and a discretionary health care spending account.	Monthly, as incurred

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Base Salary
Base salaries for the NEOs are reviewed and approved each year by the HRCC. The HRCC may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s department(s) during the previous year. In reviewing the base salaries of the Corporation’s executives, the HRCC also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.
The following table sets out the base salaries of the NEO's as at December 31, 2019:

NEO	December 31, 2019 Base Salary ($)(a)	December 31, 2018 Base Salary ($)	% change
Martin R. Ferron	625,000	625,000	nil
Joseph C. Lambert	410,000	375,000	9.3%
Jason W. Veenstra	285,000	285,000	nil
Barry W. Palmer	320,000	299,000	7.0%
Jordan A. Slator	235,000	230,000	2.2%
(a)NEO salary changes in 2019, where applicable, were made effective October 1, 2019.
Short-Term Incentive Plan (“STIP”)
STIP is the primary performance-based pay vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a financial year. Its purpose is to motivate executives to help the Corporation achieve its financial and safety goals, and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.
The graphic below displays the method in which STIP is calculated:

Base Salary	x	STIP Target	x	Corporate Performance*						Individual Performance		STIP Award
				50% weighting						50% weighting
				Financial Performance				Safety Performance		Goals & Objectives
				90%			+	10%	+		=
				EBIT (Adjusted)	+	EBITDA (Adjusted)
				50%		50%
•CEO's STIP is based 100% on Corporate Performance (calculated as 90% Financial Performance + 10% Safety Performance) with no individual performance factor.
•DEFINITIONS: "Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method. “Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization. Both Adjusted EBIT and Adjusted EBITDA are Non-GAAP financial measures. The terms “Bonus EBIT” and “Bonus EBITDA” refer to Adjusted EBIT and Adjusted EBITDA subject to certain adjustments. See “Non-GAAP Financial Measures” in our Management Discussion & Analysis for the year ended December 31, 2019.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

The following describes the basic terms of the STIP:

Participants	Salaried employees active on the payment date.
Vesting	Paid following the end of the fiscal year based on audited financial statements.
Performance Cycle	12 months
Performance Threshold	75% of the Financial goals must be achieved to trigger any STIP payment.
Performance Measures	CORPORATE PERFORMANCE (50% weight) (100% for CEO)
Financial (90% weight of Corporate Performance)
The Corporation's financial target(s) for the business, determined by the Board annually. Targets are set based on prior financial performance and forecasted performance based on projected market conditions.
Safety (10% weight of Corporate Performance)
The Corporation's safety target(s) for the business are approved annually by the Board. Targets are based on industry-standard metrics and prior year performance achievements.
INDIVIDUAL PERFORMANCE (50% weight)
Individual goals in alignment with the Corporate strategy are cascaded to the Executive team. Corporate strategic goals and objectives are established which drive the business forward. They are set annually and reviewed and approved by the Board.
Payout Timing	Paid in the following year once performance measures have been assessed.
Payout Range	Payment ranges for the CEO are 0 - 2.0x; and
Payment ranges for all other NEOs are 0 - 1.50x.
Maximum Awards may be achieved when the financial performance exceeds the financial targets by the approved inflection point on the STIP payout curve, and that 100% of the safety target is achieved.
Payout	Annual cash bonus established as a percentage of base salary earned in a performance cycle and awarded based on Corporate and Individual Goal achievement.
Change of control	CEO: 2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: No payment triggered. See below for details.
Termination	CEO: 1.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: received 90% of their pro-rated STIP. See below for details.
To receive an STIP payment, the Corporation must meet 75% of its financial objectives. If this performance threshold is met, it will trigger a payout of 25% or greater.

Financial Weighting
The key financial STIP metrics for 2019 for the NEOs are Adjusted EBIT and Adjusted EBITDA because they are each a measurement of profitability, which the Corporation considers a consistently good indicator of overall Corporate performance. The HRCC may make recommendations to the Board regarding adjustments to Adjusted EBITDA, thus defining Bonus EBITDA, to eliminate factors not considered to be related to the performance of management. The Bonus EBIT and Bonus EBITDA combine as the funding mechanism for the STIP.

Safety Weighting
Safety is a key STIP metric because the Corporation places an extremely high degree of focus on health and safety, and is in line with our clients’ measurement standards for safety in mining construction sites. In 2019, the Total Recordable Injury Rate (“TRIR”) was used as the key STIP safety metric. The TRIR is an industry and nationally-recognized standard safety measure. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked. The calculation for TRIR is the number of recordable cases multiplied by 200,000, divided by the total number of hours worked by all employees during the year.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Corporate performance accounts for 50% of the STIP award. Together, Bonus EBIT and Bonus EBITDA performance, split equally, comprise 90% of the Corporate weighting of the STIP, and safety performance comprises the remaining 10% of the Corporate weighting.
Individual performance accounts for 50% of the STIP award for the NEOs, other than the CEO, whose STIP is based 100% on Corporate performance.
STIP Targets
The Board approves both the financial targets (Bonus EBIT and Bonus EBITDA) and safety target each year. These targets are intended to be challenging. The Board approved the Bonus EBIT and Bonus EBITDA targets for the year ending December 31, 2019 after having taken into account the results from 2018, as well as the budget and business plans prepared. The Board also approved the safety metric and target for the year ending December 31, 2019, considering the results and areas of focus from 2018.
STIP Awards
The HRCC recommends the STIP award for the CEO on the basis of the Corporation’s Bonus EBIT, Bonus EBITDA and safety performance. The Board approves the CEO’s STIP award. The HRCC approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria.
The following table sets forth the STIP target, maximum STIP award for the year ended December 31, 2019, and actual STIP award for each NEO.

NEO	CY2019 STIP Target as Percentage of Base Earnings	STIP Target (a)	Maximum STIP Award(b)		Actual CY2019 STIP Award (c)
Martin R. Ferron	100%	$625,000	2.0x	$1,250,000	$472,362
Joseph C. Lambert	100%	$383,750	1.5x	$575,625	$290,085
Jason W. Veenstra	100%	$285,000	1.5x	$427,500	$215,397
Barry W. Palmer	75%	$228,188	1.5x	$256,712	$172,484
Jordan A. Slator	70%	$154,000	1.5x	$161,700	$116,412
(a)STIP Target is determined as follows: Base earnings from January 1, 2019 to December 31, 2019, multiplied by CY2019 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.
(b)The Maximum STIP Award is based on two times (2.0x) the STIP Target for the period for Mr. Ferron and one and one-half times (1.50x) the STIP Target for the period, for all other NEOs.
(c)Represents STIP Award, a portion of which, certain NEOs allocated to their CY2019 STIP to DSUs, as follows: Mr. Ferron - 20%; Mr. Lambert - 20%; Mr. Palmer - 20% ; and Mr. Veenstra - 50%.
Long-Term Incentive Plan (“LTIP”)
The purpose of the Corporation’s equity-based LTIP is to motivate NEOs to achieve sustained mid and long-term performance, which will increase the value of the Corporation over the long term and generate sustained returns for shareholders. Under the LTIP, incentives are awarded to NEOs in the form of Performance Share Units ("PSUs"), with the pay-out value linked to total shareholder return ("TSR") in relation to that of the Corporation’s peer group, and Restricted Share Units ("RSUs"), the pay-out value of which is directly linked to share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

The performance targets and payouts for TSR in relation to the Corporation's peer group are indicated below:

NACG TSR Percentile Rank relative to the Comparator Group	% of TSR Target Earned
At or above 90th Percentile (Maximum)	200%
75th Percentile (Stretch)	150%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%
Annual Target LTIP:

NEO	Annual LTIP Value at Target (% of base salary)	% as RSUs	% as PSUs
Martin R. Ferron	150%	40%	60%
Joseph C. Lambert (a)	130%	40%	60%
Jason W. Veenstra	100%	40%	60%
Barry W. Palmer (a)	70%	40%	60%
Jordan A. Slator	45%	40%	60%
(a) Mr. Lambert's and Mr. Palmer's LTIP Targets increased as of October 1, 2019 to 130% for Mr. Lambert and 70% for Mr. Palmer in support of the Corporation's consultant's 2019 Executive Compensation Review and aligning their LTIP pay for performance to market positions.
The following described the basic terms of RSUs and PSUs:

Participants	Management Employees active on the grant date.
Vesting	"Cliff-vest" three years from the date of grant.
Performance Cycle	Three years from the grant date.
Performance Measure	RSU settlement is based on the fair market value of a common share as of the maturity date.
PSU settlement is based on TSR over a three-year period, relative to the Corporation's comparator group.
PSU participants may receive 0% to 200% of their target grant, based on TSR Performance Measures.
Settlement Timing	Settled within 90 days following Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.
Equity Settlement	Settled by issuances of shares purchased on the open market by an arm’s length trust established for such purpose.
Change of control	Become earned. See below for details.
Termination	Become forfeited. See below for details.
Under the RSU Plan, an RSU and/or a PSU is a right granted to a participant to receive, at the Corporation’s option, either a Common Share of the Corporation or a cash payment equivalent to the fair market value of a Common Share of the Corporation. Certain RSUs granted to the CEO vest over a three-year period, one-third on each anniversary of the grant date. All other RSUs “cliff-vest” on the third anniversary of the grant date. Subject to performance criteria, all PSUs “cliff-vest” on the third anniversary of their grant date. If any dividends are paid on the NACG Common shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not earned RSUs are immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s death, or in the case of PSUs, will be settled following receipt of the results required to measure the

Management Information Circular March 24, 2020

North American Construction Group Ltd.

performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.
In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.
The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.
The following table outlines the total LTIP awards for the NEOs for the year ended December 31, 2019 (prior to any changes in base salary or LTIP eligibility made effective October 1, 2019):

NEO	LTIP Target as Percentage of Base Salary(a)	RSUs Granted July 1, 2019	PSUs Granted July 1, 2019
Martin R. Ferron	150%	26,998	40,497
Joseph C. Lambert(b)	100%	10,800	16,199
Jason W. Veenstra	100%	8,208	12,312
Barry W. Palmer	65%	5,597	8,396
Jordan A. Slator(b)	45%	2,787	4,180
(a) 2019 LTIP awards were delivered to all NEOs through RSUs and PSUs in July 2019.
(b) Mr. Lambert's and Mr. Palmer's LTIP Targets increased as of October 1, 2019 to 130% for Mr. Lambert and 70% for Mr. Palmer.
Since 2014, the Corporation has elected to settle both RSUs and PSUs in shares. Such shares have been acquired in open-market purchases by an arm’s-length trust established by the Corporation in June of 2014 for such purpose. As at March 15, 2020, the trust held 2,065,608 shares. Shares held by the trust are accounted for as treasury shares in the Corporation’s financial statements.
The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of Deferred Share Units "DSUs". This LTIP compensation component is encouraged by the Board, as it increases an NEO's ownership in the Corporation and promotes the pay for performance principle, where increased share price results in higher pay results. See below under "Deferred Share Unit Plan" in the Section on Board of Directors Compensation.
Retirement Arrangements
The Corporation does not have a pension plan. For the year ended December 31, 2019, the total amount the Corporation set aside for retirement and similar benefits for the NEOs was $90,899, consisting of employer matching contributions to the executive officers’ Registered Retirement Savings Plans and Non-Registered Savings Plans (Group Investment Accounts).
Benefit Plans
The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.
Perquisites
NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination and a discretionary health care spending account.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

2019 Compensation Decisions Regarding NEOs
STIP Program Objectives and Results
For the year ended December 31, 2019, the following corporate goals were recommended by the HRCC and approved by the Board under the STIP program:

Metric	2019 Target	2019 Achievement	Actual STIP Score
Financial Performance (90% weighting)
EBIT (Adjusted)	The Corporation achieved $71M Adjusted EBIT from continuing operations, equivalent to 82.8% of the Financial Performance Target.		87%
(50% weighting)
EBITDA (Adjusted)	The Corporation achieved $174M Adjusted EBITDA from continuing operations, equivalent to 91.1% of the Financial Performance Target.
(50% weighting)
Safety Performance (10% weighting)
Total Recordable Injury Rate (“TRIR”)	Achieve a TRIR of 0.50 or less	In 2019, there were a total of 7 reportable injury cases, resulting in a TRIR of 0.33.	100%
NACG continues its journey to zero workplace injuries. For that reason, safety performance continues to be a contributing factor to achieving our STIP goals and in 2019, the Total Recordable Injury Rate (“TRIR”) was used as the safety metric. The TRIR is an industry and nationally-recognized standard safety measure. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked (refer also to the EXECUTIVE COMPENSATION - Short-Term Incentive Plan in this document for the calculation for TRIR).
For 2019, there were a total of seven reportable injury cases, resulting in a TRIR of 0.33. This is a further decrease from our TRIR in 2018, which was 0.37. Despite a 70% increase in exposure hours to 4.2 million, our number of reportable injury cases increased by two. With a 0.50 TRIR or less target for 2019, the safety performance measure was deemed achieved and 100% of the safety portion of the STIP will be paid out.
For the fiscal year 2019, the financial metrics used in the STIP performance metrics were Adjusted EBIT and Adjusted EBITDA, equally weighted and comprising 90% of the overall Corporate performance measures. The Corporation achieved $71 million in Adjusted EBIT, or 82.8% of the target and $174 million in Adjusted EBITDA, or 91.1% of the target. Overall, the Corporation reached 75.6% of its safety and financial targets and resulted in the CEO receiving an STIP award of 75.6% of his target.
Executive Team Achievement Highlights and Awards – 2019
Focusing on our strategy, our NEOs drove the Corporation forward in 2019. The following are the highlights affecting the major areas of the business:

Integration of Acquisitions – Assess gaps in equipment and training to meet business requirements with defined plans and timelines to fill any deficiencies.
•Following the purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company:

Management Information Circular March 24, 2020

North American Construction Group Ltd.

◦the Operations team transitioned the project sites and met or exceeded the client’s production requirements;
◦the Asset Management and Equipment Maintenance division repaired the acquired equipment up to NACG’s equipment standard to support Operations;
◦the Safety and Training departments successfully undertook the training of new employees hired to run acquired equipment with the Corporation’s safety and standard operating procedures;

Execution Excellence – Provide the best standard of client customer service in terms of safety, quality and productivity for the lowest cost level.
•An increase in revenue by 75% and Adjusted EBITDA growth of 71% over 2018;
•A Total Recordable Injury Rate (“TRIR”) of 0.33, beating target of 0.50 and reducing further from the 2018 TRIR of 0.37;

Corporate Excellence – Seek efficiencies through corporate strategies that continue to build and enhance the company’s profitability.
•Implement and merge business systems and processes to enable the Corporation to effectively report on the financial progress of the Nuna Group of Companies (the “Nuna Group”), a civil construction and mining contractor;
•Provide management systems support to joint ventures;

Growth and Diversification – Actively pursue growth opportunities that increase revenue and profit and reduce capital intensity by expanding our current client, industry and geography base.
•Increased revenue growth through the marketing of equipment maintenance services;
•Addition of new remanufacturing and component rebuild facilities as another expanded client service and revenue source; and

Talent Management – Build the core leadership competencies of our employees through training and development.
•Created a succession planning model focused on the development of leaders at all levels of the Corporation by providing training opportunities through education and experience.
Each member of the executive team is accountable for achieving certain results based on the Corporation’s objectives. The degree to which the Corporation achieves these goals is the degree to which the NEOs will see their compensation in the form of “at-risk” pay increase. Because much of the “at-risk” pay is directly aligned with the Corporation’s share price, the variable pay is strongly aligned with shareholders' interests.
Martin R. Ferron
In his position as CEO, Mr. Ferron provides overall leadership and direction to the business to achieve the Corporation’s strategic goals and objectives. Since joining the Corporation in June 2012, Mr. Ferron has a proven track record in his ability to provide a clear vision for the Corporation that has resulted in the growth and exceptional financial health of the business.
Mr. Ferron’s base salary has been held at $625,000 per annum since July 2013. Mr. Ferron’s total direct compensation at target is comprised of 71% of pay “at-risk” through short and long-term incentive plans, with 42% of Mr. Ferron’s long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of the variable long-term compensation is in the form of PSUs, having a TSR performance metric measured against the peer group.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

2019 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	26,998	375,002
PSUs(b)	40,497	562,503
Total	67,495	937,505
(a)Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2019 grant date ($13.89).
(b)Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2019 grant date ($13.89).

Under the STIP, Mr. Ferron’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results.
Mr. Ferron’s Corporate goal achievements included the following:

Growth and Diversification:	Increased revenue growth through the marketing of equipment maintenance services; and
Addition of new remanufacturing and component rebuild facilities as another expanded client service and revenue source;
Execution Excellence:	Improving the overall financial health of the Corporation:
•Increasing revenue 75% and Adjusted EBITDA by 71%;
•Adjusted EBIT margin of 10%;

•Return on Invested Capital (ROIC) of 10%, as a measure of Adjusted EBIT less current income tax expense and deferred income tax expense for the trailing twelve months divided by the average invested capital over the same period to calculate how efficiently we use our capital to generate profits; and

•Return on Equity (ROE) of 25%+, as a measure of profitability that calculates how many dollars of profit the Corporation generates with each dollar of shareholders' equity.
Corporate Excellence:	Reporting efficiencies gained through the implementation of business systems among the Corporation and the newly acquired Nuna Group;
Talent Management:	Oversight of short, mid and long-term succession planning of the senior leadership of the Corporation; and
Mentoring members of the executive team by articulating the vision of the Corporation and inspiring them to achieve common goals that move the Corporation in the direction of that vision.
These achievements attributed to an STIP payout at 75.6% of target for Mr. Ferron, which resulted in an STIP award of $472,362 for the year ended December 31, 2019.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Joseph C. Lambert
As President and COO, Mr. Lambert is responsible for driving operational and corporate excellence for NACG’s heavy construction and mining business activities, projects and assets as well as maintenance services. Mr. Lambert has direct oversight over operations activities, asset management, maintenance, and support services including: estimating, business development, health, safety and environment, training and human resources.
Since his appointment as President and COO in 2017, Mr. Lambert’s base salary had remained at an annual rate of $375,000 until his recent increase to $410,000 effective October 1, 2019. This pay increase is a result of 2018 and 2019 Corporate performance and in recognition of the growth, through acquisition, achieved by the Corporation under Mr. Lambert's leadership. Mr. Lambert’s total direct compensation at target is comprised of 70% of pay “at-risk” through short- and long-term incentive plans, with 40% of Mr. Lambert’s long-term incentive awards tied to the Corporation's share price performance. Also, 60% of the variable long-term compensation is in the form of PSUs, having a TSR performance metric measured against the peer group. Mr. Lambert's LTIP compensation component increased from 100% to 130% of base salary effective October 1, 2019. This adjustment was based on the Corporation's independent compensation consultant's Executive Compensation Review in August 2019. The percentage increase aligns to the LTIP market rate for that position at the P50 level.

2019 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	10,800	150,012
PSUs(b)	16,199	225,004
Total	26,999	375,016
(a)Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2019 grant date ($13.89).
(b)Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2019 grant date ($13.89).

Under the STIP, Mr. Lambert’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Mr. Lambert’s individual goal achievements included the following:

Integration of Acquisitions:	Following the purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company:
•the Operations team transitioned the project sites and met or exceeded the client’s production requirements;
•the Asset Management and Equipment Maintenance division repaired the acquired equipment up to NACG’s equipment standard to support Operations; and
•the Safety and Training departments successfully undertook the training of new employees hired to run acquired equipment with the company’s safety and standard operating procedures;
Growth and Diversification:	Increased revenue growth through the marketing of equipment maintenance services; and
Began work towards expansion of business outside of Canada, including finalizing a coal mine management contract with respect to a mine in Wyoming;
Addition of new remanufacturing and component rebuild facilities as another expanded client service and revenue source;
Execution Excellence:	Supporting the company’s Corporation’s ‘Everyone Gets Home Safe’ safety culture, with industry-recognized outstanding safety performance achievements:
•A Total Recordable Injury Rate (“TRIR”) of 0.33, beating target of 0.50. See further explanation of the TRIR within this discussion and analysis;

•A Disabling Injury Rate (“DIR”) of 0.29, surpassing the mining industry average of 2.20 by 658%. The Disabling Injury rate (DIR) measures the number of times per 100 person years worked that a work-related injury caused a loss time claim or resulted in modified duties; and

Projects completed on-time and within estimated margins, resulting in an increase in revenue by 75% and an increase in Adjusted EBITDA by 71% over 2018;
Corporate Excellence:	Provide management systems support to joint ventures; and
Improved accuracy of Estimating margins, resulting in on-budget projects and allowing the business to maintain competitiveness through costs and labour strategies;
Talent Management:	On-going talent management program which includes a succession planning model focused on promoting employee growth and development for key positions and high performing employees; and
Identify leadership competency gaps throughout the organization and mitigates the risk by supporting training and development in those areas.
As is indicated within this discussion and analysis, some of these goals were also cascaded to Mr. Lambert’s executive operations and support team to assist in their planning and execution throughout the year.
These accomplishments resulted in an STIP payout at 75.6% of target for Mr. Lambert, which resulted in an STIP award of $290,085 for the year ended December 31, 2019.
Jason W. Veenstra
As Executive Vice-President and Chief Financial Officer, Mr. Veenstra is responsible for the strategic leadership, direction and guidance for all financial activities of the Corporation.
Mr. Veenstra joined the Corporation on September 10, 2018, at a base annual salary of $285,000. Mr. Veenstra’s total direct compensation at target is comprised of 67% of pay “at-risk” through short- and long-term incentive plans, with 34% of Mr. Veenstra’s regular annual long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of the variable long-term compensation is in the form of PSUs, having a TSR performance metric measured against the peer group.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

2019 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	8,208	114,009
PSUs(b)	12,312	171,014
Total	20,520	285,023
(a)Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2019 grant date ($13.89).
(b)Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2019 grant date ($13.89).

Under the STIP, Mr. Veenstra’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements.
Mr. Veenstra’s individual goal achievements included the following:

Corporate Excellence:	Implemented business systems and reporting processes to gain efficiencies among the Corporation, the new acquisitions and joint ventures by leveraging the expertise of personnel in the Corporation’s Finance, Information Technology and Shared Services teams;
Drive Corporate financial strategy and support operational decision-makers through the use of refined reporting systems, while maintaining regulatory filing requirements; and
On-going financial analysis of corporate balance sheet to allow the Corporation accurate financial data and forecasting to steer Corporate short and long-business strategy;
Talent Management:	Actively support the leadership development training of members of Finance, Information Technology, Procurement and Business Shared Service teams with a common goal that supports the Corporate vision.
These goal achievements resulted in an STIP payout at 75.6% of target for Mr. Veenstra, which resulted in an STIP award of $215,397 for the year ended December 31, 2019.
Barry W. Palmer
As Senior Vice President, Operations, Mr. Palmer is responsible for the oversight and planning, developing and executing of a strategy for operations in the Oil Sands region through leading project development, execution and management, leadership, both in inspiring a progressive employee relations culture and strong safety culture, and in representing the Corporation in industry and in client relations.
Mr. Palmer’s base salary was increased to $320,000 effective October 1, 2019, his first increase in six years. According to the peer group comparison completed by our consultant in July 2019, Mr. Palmer's base salary was below the P50 target for base salary. This increase brings his salary closer in alignment with the peer group data and with the compensation philosophy for the Corporation's Executive team. Mr. Palmer’s total direct compensation

Management Information Circular March 24, 2020

North American Construction Group Ltd.

at target is comprised of 60% of pay “at-risk” through short- and long-term incentive plans, with 29% of Mr. Palmer’s long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of the variable long-term compensation, having a TSR performance metric measured against the peer group. Mr. Palmer's LTIP compensation component increased from 65% to 70% of base salary effective October 1, 2019. This adjustment was based on the Corporation's independent compensation consultant's Executive Compensation Review in August 2019. The dollar amount increase aligns to the LTIP market rate for that position at the P50 level.

2019 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	5,597	77,742
PSUs(b)	8,396	116,620
Total	13,993	194,362
(a)Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2019 grant date ($13.89).
(b)Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2019 grant date ($13.89).

Under the STIP, Mr. Palmer’s annual incentive award is targeted at 75% of annual base salary and is linked to achievement of corporate results and individual achievements.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Mr. Palmer’s individual goal achievements included the following:

Integration of Acquisitions:	Following the purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company, the successful transition of the new project sites in Fort McMurray to the Corporation’s Operations team; and
Continuous review and evaluation of potential projects that meet the Corporation’s business strategy;
Execution Excellence:	Actively supporting the Corporation’s journey to zero workplace incidents, proven with the following 2019 safety performance metrics:
•A Total Recordable Injury Rate (“TRIR”) of 0.33, beating target of 0.50. See further explanation of the TRIR within this discussion and analysis;

•A Disabling Injury Rate (“DIR”) of 0.14, significantly surpassing the mining industry average of 2.25. The Disabling Injury rate (DIR) measures the number of times per 100 person years worked that a work-related injury caused an loss time claim or resulted in modified duties; and

Drove completion of projects on-time and within estimated margins, resulting in an increase in revenue by 75% and an increase in Adjusted EBITDA by 71% over 2018;
Talent Management:	Informal mentorship of Operations leadership team, including operations managers, project managers and superintendents. With 40 years of industry experience and years of service with the Corporation, Mr. Palmer provides the Corporation and its employees with an advantage in understanding the Mining industry and in particular, the Fort McMurray Oil Sands region.
These goal achievements resulted in an STIP payout at 75.6% of target for Mr. Palmer, which resulted in an STIP award of $172,484 for the year ended December 31, 2019.
Jordan A. Slator
As General Counsel and Vice President, Mr. Slator leads all aspects of the legal issues affecting the business of our publicly-traded company, including securities and corporate governance compliance, ensuring maximum protection of the Corporation’s legal rights and that the Corporation is optimizing its level of risk.
Mr. Slator’s base salary was increased to $235,000 effective October 1, 2019. The market comparison completed by our independent compensation consultant in August 2019, indicated that Mr. Slator's base salary was below the P50 target for base salary for his position. This increase more closely aligns Mr. Slator's base salary to the market rate and to the compensation philosophy for the Corporation's Executive team. Mr. Slator’s total direct compensation at target is comprised of 53% of pay “at-risk” through short- and long-term incentive plans, with 20% of Mr. Slator’s long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of the variable long-term compensation is in the form of PSUs, having a TSR performance metric measured against the peer group.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

2019 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	2,787	38,711
PSUs(b)	4,180	58,060
Total	6,967	96,771
(a)Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2019 grant date ($13.89).
(b)Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2019 grant date ($13.89).

Under the STIP, Mr. Slator’s annual incentive award is targeted at 70% of annual base salary and is linked to achievement of corporate results and individual achievements.
Mr. Slator’s individual goal achievements included the following:

Integration of Acquisitions:	Overview of new client contracts in 2019, following the purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company in November 2018; and
Implementation of new legal structures in relation to acquisition of a 49% interest in the Nuna Group of Companies in October of 2018;
Growth and Diversification:	Establishment of legal structures and risk mitigation measures in relation to expansion of the business outside of Canada; and
Establishment of joint ventures in relation to building new lines of business and geographic diversification; and
Execution Excellence:	Leading the Corporation's issuance of $55 million of 5% convertible unsecured subordinated debentures.
These goal achievements resulted in an STIP payout at 75.6% of target for Mr. Slator, which resulted in an STIP award of $116,412 for the year ended December 31, 2019.
Share Ownership Guidelines
As part of the Corporation’s effort to align executive interests with shareholder interests, it has adopted share ownership guidelines for senior executive officers. The guidelines must be achieved within five years from the date the senior executive officer is appointed a member of executive management. All share ownership is to be in the form of equity in the Corporation, in each case represented by NACG Common Shares, DSUs or RSUs. Once the share ownership threshold is achieved, the number of NACG Common Shares, DSUs, and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, the aggregate number of NACG Common Shares, DSUs or RSUs that were required to achieve compliance must be maintained in order to remain compliant,

Management Information Circular March 24, 2020

North American Construction Group Ltd.

regardless of a subsequent decrease in NACG Common Share price. The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2019:

Named Executive Officers	Stock Ownership Target as a Multiple of Salary	In Compliance Yes/No
Martin R. Ferron	4.0x	Yes
Joseph C. Lambert	2.5x	Yes
Jason W. Veenstra	1.5x	Yes
Barry W. Palmer	1.5x	Yes
Jordan A. Slator	1.0x	Yes

Risk Management
As a key part of its oversight of board and executive compensation, the HRCC considers the implications of the risks associated with the Corporation's compensation policies, including obtaining advice of external compensation experts and internal legal counsel to identify and mitigate such risks. The key risks identified by the HRCC in relation to compensation are: (a) ensuring alignment of executive behavior with shareholder interests; (b) ensuring executives are not rewarded for taking undue risks outside the established risk tolerances for the Corporation; (c) ensuring compensation is at market levels so as to be able to attract and maintain talented executives while not over-paying for their services; (d) ensuring the Corporation's compensation plans encourage a balance between short-term and long term results. The HRCC believes that it has implemented policies, procedures and compensation plans and mechanisms that mitigate all of these risks, including taking the following actions:
•Made a majority of the targeted annual compensation of each NEO “at-risk” and contingent on achieving pre-determined objectives or based on the appreciation of the Corporation’s share price over the mid to long term;
•Regularly benchmarked base, variable and total compensation against a peer group of organizations selected by the HRCC as relevant for compensation benchmarking purposes;
•Structured the Short-term Incentive Plan (STIP) with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation’s business;
•Changed the STIP targets to 45% Adjusted EBITDA, 45% Adjusted EBIT and 10% safety, starting in 2018, thereby placing an emphasis on the Corporation's income and cash flow within the incentive plan;
•Set a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets (while also capping the STIP payout for the CEO and for the other NEOs);
•Provided the executive team members with the option of converting up to 50% of their STIP payout to DSUs, where more of their pay is invested in the Corporation and tied to share price;
•Adopted formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position;
•Implemented a vesting period of up to three years for RSUs and PSUs to align executives’ interests and efforts with those of shareholders over the long term;
•Granted RSUs and PSUs annually, with varying vesting periods to those granted to the CEO, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;
•Provided strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances;
•Implemented a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee; and

Management Information Circular March 24, 2020

North American Construction Group Ltd.

•Implemented a formal executive compensation claw-back policy which ensures executive officers are not able to benefit through an overpayment of performance-based compensation that is based on an error or omission in determining the compensation, the misconduct of the executive officer or a restatement of financial results (other than a restatement caused by a change in applicable accounting rules or interpretations).
Executive Compensation Alignment with Shareholder Interests
Performance Graph and Table
The following graph compares the percentage change in the cumulative NACG Shareholder return for $100 invested in NACG Common Shares at the closing price of $3.68 on the last trading day of December 2014, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Equal Weight Oil & Gas Index (“S&P/TSX Oil & Gas Index”) for the period from December 31, 2014 to December 31, 2019. On the last trading day of December 2019, NACG Common Shares closed at $15.74 per NACG Common Share on the TSX. The chart below displays that the NACG share price significantly out-performed the indices in 2019.

December 31,	2015($)	2016($)	2017($)	2018($)	($)	2019($)
NACG (TSX)	67.12	140.76	170.65	330.16		427.72
S&P/TSX Index(i)	88.91	104.48	110.78	97.88		116.61
S&P/TSX Oil & Gas Index(i)	72.73	98.43	86.68	63.63		70.53
NEO Total Direct Compensation ($ M)(ii)	3.86	4.27	4.72	5.98		4.97
(i)Source: https://web.tmxmoney.com
(ii)The December 31, 2018 NEO Total Direct Compensation rose as a result of the addition of the CFO in September 2018.
The graph also shows the total direct compensation of the Corporation’s NEOs over the same five-year reporting period (see also the Summary Compensation Table within this discussion and analysis). The total direct compensation of our NEOs follows the TSX trading market trend, as, in a typical reporting year, where NACG share value was lower, the NEO total direct compensation was lower; conversely when the NACG share value increased, the NEO total direct compensation also increased. NEOs individual compensation is directly linked to share value, particularly with long-term awards tied to the financial performance of the Corporation, and in particular to TSR.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Trends Between NEO Compensation and Shareholder Value
To best demonstrate the link between NACG’s NEO compensation and shareholder return on investment, the following graph is included, which displays the CEO’s total direct compensation target, summary compensation reported and realized (actual) pay for each of the five years 2015 - 2019, ending December 31, 2019. The graph also indicates the cumulative return for $100 invested in NACG Common Shares over the same period.
As described in our “Executive Compensation Philosophy”, aligning executive compensation with shareholder interests is a key concern of the HRCC and Corporation. While target compensation for the CEO remained static, when NACG’s share price rose significantly in 2018 and remained at similar levels throughout 2019, the realized pay for the CEO increased as his long-term incentive awards (RSUs, PSUs and vested share options) began to vest and provide gains from the original grant award values. The “at-risk” pay is designed such that when long-term financial and strategic objectives are achieved, the share price rises and the realized pay component increases.

CEO Compensation vs. NACG TSX Indexed Value for the Five Year 2015-2019
$ Millions
10.00
7.50
5.00
2.50
0.00
$ Dollars
450
400
350
300
250
200
150
100
50
0
67
141
171
330
428
2015
2016
2017
2018
2019
Year
Target Compensation
SCT Pay
Realized Pay
NACG (TSX) Indexed Value

•The CEO's base salary and LTIP grant compensation remained unchanged over this five-year period.
•As share price rose 428%, Realized Pay has increased, with the vesting of prior grants of share units and share options.
•Particularly for 2018 and 2019, Realized Pay includes settlements from past awards of equity shares and cash settlements of vested and exercised share options.
Definitions:
•Target Compensation – Base pay, annual incentive at target performance, grant value of long-term incentive awards.
•SCT Pay – Compensation as reported in the Summary Compensation Table (SCT) includes base pay, annual incentive paid, grant value of long-term incentive awards
•Realized Pay – Base pay, annual incentive paid, payouts of long-term incentive awards and exercised share options.
•NACG (TSX) Indexed Value – Value of $100 invested in NACG shares on December 31, 2014.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Human Resources & Compensation Committee Composition
The Human Resources and Compensation Committee (the “HRCC”) is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. Each HRCC committee member brings human resources and executive compensation oversight, as well as financial knowledge and industry experience.
The members of the HRCC, as the fiscal year end, December 31, 2019, are:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Thomas P. Stan	Chair
Direct experience managing compensation and human resources matters as Chairman and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 19 years.

Bryan D. Pinney	Member	Has served on the Corporation’s Human Resources & Compensation Committee since 2015.
Direct experience overseeing compensation programs as part of managing partner roles.

Member of the Human Resources & Compensation Committee of TransAlta Corporation, Persta Resources Inc. and Sundial Growers Inc. Involved in oversight of the compensation programs of a private residential construction company.

Served as Chair of the Board and as Chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO’s compensation.
Maryse C. Saint-Laurent	Member	Over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives.
Served on the pension administration committees of large public companies which provided oversight to the management of large investment portfolios.
Serves as Chair of the compensation committee of two public corporations and one public service entity.

HRCC RESPONSIBILITY
The HRCC is charged with the responsibility for supervising board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate.

Compensation Governance
Under this mandate, the Board has approved a Committee Charter which outlines the accountabilities of the HRCC. These responsibilities include:
(a)review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;
(b)review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;
(c)review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

Management Information Circular March 24, 2020

North American Construction Group Ltd.

(d)review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO, President and COO, EVP and CFO, Senior Vice President(s) and Vice-President(s);
(e)review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to: the Share Option Plan, Deferred Share Unit Plan (DSU Plan), and the Performance Share Unit (PSU) and Restricted Share Unit (RSU) Plan;
(f)review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;
(g)review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;
(h)review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;
(i)retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant’s fees and the other terms and conditions of the consultant’s retention; and
(j)undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Summary of 2019 HRCC Actions:
The HRCC held five meetings during calendar year 2019, each of which included an in camera session without management present. In camera sessions were also held with an external independent compensation advisor where executive compensation was discussed. The following is a summary of the HRCC actions in 2019:

Responsibility	2019 Highlights
Executive Compensation	Reviewed the 2018 Corporate performance and made recommendations to the Board on the CEO and other NEO’s annual STIP payment;
Reviewed and made recommendations for approval to the Board for the 2019 STIP performance criteria and targets;
Reviewed and set goals for the CEO which align with the Corporation’s business strategy and financial outlook;
Engaged the services of an independent consultant to review and provide advice on its executive compensation practices;
Reviewed the Corporation’s long-term incentive plan (LTIP) progress with quarterly reports on total shareholder return in relation to its peer group;
Reviewed executive pay, including base salary and total direct compensation in relation to comparable positions within the Corporation’s peer group; and
Reviewed and approved the annual LTIP grants and settlement awards.
Compensation Oversight and Disclosure	Employed the services of an independent consultant to review and provide advice on the Compensation Discussion and Analysis portion of the 2018 Management Information Circular for advice on best practices;
Oversight of Compensation Programs, Policies and Pensions	Reviewed and approved corporate human resources policies and guidelines; and
Reviewed the Corporation’s compensation philosophy for non-executive positions.
Talent Management and Succession	Reviewed and discussed the Corporation's leadership strategy, including any perceived short-term, mid-term or long-term leadership gaps against business requirements and depth of succession.
Employee Engagement	Reviewed and discussed the 2018 employee engagement survey results and recommendations for improvements.
Independent Advice
The HRCC and management use the services of specialized and independent compensation consultants to assist in carrying out their mandate with respect to executive appointments and compensation governance.
The consultants may be engaged to:
•provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;
•assist management in the development of the various programs within our compensation framework;
•perform studies of the market comparator group to evaluate the Corporation’s total compensation programs;
•provide recommendations to the HRCC such as appropriate compensation structure and composition of an appropriate peer group; and
•provide custom reporting data based on peer group financial results.
It is not a requirement of the HRCC to obtain prior approval from the Board of Directors to retain the services of specialized or independent compensation consultants. The HRCC may engage the services of a consultant to analyze and mitigate compensation risk to the Corporation. Mercer (Canada) Limited (“Mercer”), an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors and was first retained in 2012 on executive compensation matters.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

The HR Committee Chair may meet privately with the independent consultant before meetings where compensation is discussed to ensure that important issues receive appropriate attention. In addition, the HR Committee meets with the independent advisor in camera,without management present when compensation is reviewed.
Mercer was engaged in 2019 by the HRCC as its independent compensation consultant to provide advice to the HRCC about executive compensation, and the composition of the Corporation’s comparator group. The following table sets out the fees paid to Mercer during the years ending December 31, 2019 and December 31, 2018:

Mercer (Canada) Limited	2019 Fees	2018 Fees
Executive Compensation-related Fees	$133,844	$107,049
All Other Fees	—	—
Total Fees Paid	$133,844	$107,049
In 2019, Mercer completed a compensation review of the NEO’s total compensation. Mercer benchmarked pay levels on a holistic basis, capturing base salary and short-term incentives to review against total cash compensation, and long-term incentives to analyze and compare total direct compensation to assess NACG’s competitiveness against the market. Based on market information provided for each executive position, certain changes to NEO compensation were recommended (see Base Salary Changes in 2019).
Summary Compensation Table
The following table sets forth the annual compensation for the year ended December 31, 2019, paid or granted to, the NEOs:

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary Earned ($)(a)	Share-based Awards ($)(b)	Option-based Awards ($)(c)	Annual Incentive Plan (STIP) ($)(d)	Long-term Incentive Plans	Retirement Savings ($)	All other Compensation ($)(e)	Total Compensation
Martin R. Ferron	2019	625,000	937,505	nil	472,362	N/A	31,250	(e)	2,066,117
Chief Executive Officer and Chairman of the Board (Appointed June 7, 2012)	2018	625,000	937,510	nil	1,195,106	N/A	31,250	(e)	2,788,866
	2017	625,000	937,504	nil	652,902	N/A	31,250	(e)	2,246,656
Joseph C. Lambert	2019	383,750	375,016	nil	290,085	N/A	19,187	(e)	1,068,038
President and Chief Operating Officer (Executive Appointment September 27, 2010)	2018	375,000	375,012	nil	562,500	N/A	18,750	(e)	1,331,262
	2017	342,033	443,272	nil	309,140	N/A	17,101	(e)	1,111,546
Jason W. Veenstra	2019	285,000	285,023	nil	215,397	N/A	14,250	(e)	799,670
Executive Vice President and Chief Financial Officer (Appointed September 10, 2018)	2018	88,606	250,008	nil	132,909	N/A	4,430	(e)	475,953
	2017	N/A
Barry W. Palmer	2019	304,250	194,362	nil	172,484	N/A	15,212	(e)	686,308
Senior Vice President, Operations (Executive Appointment December 15, 2011)	2018	299,000	194,362	nil	336,375	N/A	14,548	(e)	844,285
	2017	299,000	351,852	nil	234,261	N/A	14,950	(e)	900,063
Jordan A. Slator	2019	220,000	96,771	nil	116,412	N/A	11,000	(e)	444,183
Vice President and General Counsel (Executive Appointment December 1, 2018)	2018	215,000	96,757	nil	225,750	N/A	10,750	(e)	548,257
	2017	195,429	96,757	nil	142,933	N/A	9,771	(e)	444,891
(a)Salary earned reflects base salary for the period January to December for the applicable reporting year.
(b)2019 reflects the July 1, 2019 RSU and PSU LTIP grant for all NEOs. 2018 includes the September 10, 2018 LTIP grant awarded to Mr. Veenstra upon appointment. 2017 includes the January 1, 2017 Special LTIP grant awarded to Mr. Lambert and Mr. Palmer.
(c)No Option-based Awards were granted in 2019, 2018 or 2017.
(d)Reflects the compensation of the STIP award made to each Executive for the applicable reporting period. Mr. Ferron allocated 20% of his 2019 STIP, 25% of his 2018 STIP and 50% of his 2017 STIP to DSUs. Mr. Lambert and Mr. Palmer allocated 20% of their respective 2019 STIP in DSUs and Mr. Veenstra allocated 50% of his 2019 STIP to DSUs.
(e)The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the year.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Incentive Plan Awards
Outstanding Share-Based Awards
The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the year ended 2019:

NEO	Number of Securities that have Not Vested (a)	Market or Payout Value of Securities that have Not Vested(b)	Number of Securities that have Vested(c)	Market or Payout Value of vested share-based awards not paid out or distributed(d)
Martin R. Ferron	284,626	4,480,019	196,743	3,096,738
Joseph C. Lambert	108,717	1,711,205	65,582	1,032,264
Jason W. Veenstra	46,332	729,261	nil	nil
Barry W. Palmer	70,930	1,116,432	61,681	970,859
Jordan A. Slator	32,080	504,945	nil	nil
(a)Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2019.
(b)RSU value is the NOA Closing Price as of December 31, 2019 on the TSX, which was $15.74 (Canadian dollars), for all awarded RSUs, as though the earned units were settled on that date. PSU value is the NOA Closing Price as of December 31, 2019 on the TSX, which was $15.74 (Canadian dollars), for all awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%).
(c)Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2019, with the exception of Mr. Veenstra and Mr. Slator, who do not have any DSUs.
(d)DSU value is the NOA Closing Price as of December 31, 2019 on the TSX, which was $15.74 (Canadian dollars), as though the earned units were redeemed on that date.
Outstanding Option-Based Awards
The Corporation has not issued options under its Share Option Plan since 2014, at which time Share Options under the LTIP were replaced by PSUs. The following table summarizes the number and value of outstanding option-based awards for each of the NEOs for the year ended December 31, 2019. Each unexercised option represents one underlying common voting share in the capital of the Corporation.

NEO	Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested(a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested(b)
Martin R. Ferron	50,000	$2.79	June 15, 2022	647,500	nil
	50,000			$647,500

Joseph C. Lambert	9,400	$10.13	December 13, 2020	52,734	nil
	14,600	$6.56	November 30, 2021	134,028	nil
	14,000	$2.75	September 19, 2022	181,860	nil
	17,100	$5.91	December 18, 2023	168,093	nil
	55,100			$536,715

Barry W. Palmer	40,000	$2.75	September 19, 2022	519,600	nil
	7,400	$5.91	December 18, 2023	72,742	nil
	47,400			$592,342

Jason W. Veenstra(c)	nil	nil	nil	nil	nil

Jordan A. Slator	6,700	$6.56	November 30, 2021	61,506	nil
	5,000	$2.75	September 19, 2022	64,950	nil
	7,500	$5.91	December 18, 2023	73,725	nil
	19,200			$200,181

Management Information Circular March 24, 2020

North American Construction Group Ltd.

(a)Value is the December 31, 2019 Closing Price of one NACG Common Share on the Toronto Stock Exchange, which was $15.74, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2019, as though the options were exercised on that date.
(b)All Stock Option grants have vested.
(c)No Stock Options have been granted to Mr. Veenstra.
For further details of the Share Option Plan, please see the Corporation’s 2018 Management Information Circular.
Incentive Plan Awards Vested or Earned During the Year
No option-based awards vested during the year ended December 31, 2019. The following table sets forth the value of share-based awards and non-equity incentive plan compensation that vested or was earned by the NEOs during the year ended December 31, 2019:

NEO	Share-Based Awards – Value Vested During the Year ($)(a)(b)(c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(d)
Martin R. Ferron(e)	5,764,968	377,890
Joseph C. Lambert(f)	2,442,895	232,068
Jason W. Veenstra	107,698	107,699
Barry W. Palmer(f)	1,975,264	137,987
Jordan A. Slator	671,583	116,412
(a)Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2019, multiplied by their fair market value on the record date ("FMV"), for Mr. Ferron, Mr. Lambert and Mr. Palmer.
(b)Includes the value of the DSUs allocated by each NEO from their CY2019 STIP, with the exception of Mr. Slator, who did not take any portion of his CY2019 STIP in DSUs.
(c)Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted July 1, 2016, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2019, multiplied by the Closing Price on the TSX on June 28, 2019, which was $14.11. See also (d) regarding Mr. Ferron's vested Share-Based Award
(d )Excludes the value of the DSUs allocated by each NEO from their CY2019 STIP, with the exception of Mr. Slator, who did not take any portion of his CY2019 STIP in DSUs.
(e)Share-Based Awards - Represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2016, plus reinvested dividends and the equity settlements of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2016, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2017 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2018, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2019, multiplied by the Closing Price on the TSX on June 28, 2019, which was $14.11.
(f)Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted January 1, 2017, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2019, multiplied by the Closing Price on the TSX on December 31, 2019, which was $15.74.
Securities Authorized for Issuance Under Equity Compensation Plan
The following table sets forth the number of securities remaining available for future issuance under the Corporation’s equity incentive plans as at December 31, 2019:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NACG Common Shares	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(i)	Figure in column (d) as a percentage of issued and outstanding NACG Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	238,600	0.87%	4.61	2,257,019	8.21%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	238,600	0.87%	4.61	2,257,019	8.21%

Management Information Circular March 24, 2020

North American Construction Group Ltd.

(i)The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NACG Common Shares that may be issued from treasury under the Share Option Plan may not exceed 10% of the number of issued and outstanding NACG Common Shares on a non-diluted basis immediately prior to the proposed option issuance.
Annual Burn Rate
In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security based compensation arrangements as of the end of the financial year ended December 31, 2019, and for the two preceding financial years. The only security based compensation arrangement included in the calculations below is the Share Option Plan. The Corporation’s RSU Plan (which provides for the granting of RSUs and PSUs) and DSU Plan are not included as awards granted under those plans are not settled with shares issued from treasury. The burn rate is calculated by dividing the number of securities granted under the Share Option Plan during the relevant fiscal year by the weighted average number of NACG Common Shares outstanding for the applicable fiscal year. Because no options have been granted in the previous three years, the burn rate for each year is 0%.

	2019	2018	2017
Burn rates	0%	0%	0%

Termination and Change of Control Benefits
The Corporation has entered into employment agreements with each of the NEOs. With the exception of the employment agreement with Mr. Ferron, none of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The table below describes how each compensation element is treated for NEOs in the event of termination or in the event of a change in control:

Management Information Circular March 24, 2020

North American Construction Group Ltd.

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	Event	RSUs	PSUs	DSUs	Share Options	Salary	Annual Base Salary (Factor)	STIP
Chairman & CEO Martin R. Ferron	Change in Control	All RSUs are deemed to be earned and the maturity date is the date the change of control is completed;	All PSUs are deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	Paid to Termination Date, plus Annual Base Salary x Factor	2.0x	2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. If termination occurs prior to payout of STIP for the completed fiscal year, Mr. Ferron will receive any earned STIP for prior fiscal year. If termination after Q1, Mr. Ferron earned pro-rated STIP of90% of target STIP.
	Termination (other than for Cause)	All RSUs are deemed to be earned and the maturity date is as of the termination date.	All PSUs are deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	All unvested options accelerate and vest as of the termination date; Vested options are exercisable for 30 days.	Paid to Termination Date, plus Annual Base Salary x Factor	1.0x	1.0 x 90% of STIP target for the fiscal year in which the termination Date occurs.
All other NEOs	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	Paid to Termination Date, if applicable	N/A	N/A
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Vested options are exercisable for 30 days	Paid to Termination Date		Pro-rated to termination date x 90%

Management Information Circular March 24, 2020

North American Construction Group Ltd.

The table below shows the incremental payments, payables or benefits to each NEO that would have been triggered by, or would have resulted from, a termination or change in control as at December 31, 2019. Mr. Ferron's compensation on a change in control assumes that he has also been terminated or that he has elected to terminate his contract for reasons that constitute "Good Reason" under his employment contract (i.e. that the double-trigger provisions in his contract have been invoked):

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	Event	RSU Value ($)(a)	PSU Value ($)(b)	DSU Value ($)(c)	Share Option Value ($)(d)	Salary ($)	Annual Base Salary (Factor)	STIP	Total ($)
Martin R. Ferron	Change in Control	1,248,885	3,231,134	nil	647,500	1,250,000	2.0x	1,125,000	7,502,519
	Termination (other than for Cause)	1,248,885	3,231,134	nil	647,500	625,000	1.0x	562,500	6,315,019
Joseph C. Lambert	Change in Control	684,492	1,026,713	nil	536,715	nil	N/A	nil	2,247,920
	Termination (other than for Cause)	nil	nil	nil	536,715	615,000	1.5x	369,000	1,520,715
Jason W. Veenstra	Change in Control	291,711	437,550	nil	N/A	nil	N/A	nil	729,261
	Termination (other than for Cause)	nil	nil	nil	N/A	285,000	1.0x	256,500	541,500
Barry W. Palmer	Change in Control	446,573	669,859	nil	592,342	nil	N/A	nil	1,708,774
	Termination (other than for Cause)	nil	nil	nil	592,342	480,000	1.5x	216,000	1,288,342
Jordan A. Slator	Change in Control	201,978	302,967	nil	200,181	nil	N/A	nil	705,126
	Termination (other than for Cause)	nil	nil	nil	200,181	352,500	1.5x	148,050	700,731
(a) RSU value is the NOA Closing Price as of December 31, 2019 on the TSX, which was $15.74 (Canadian dollars), for all awarded RSUs, as though the earned units were settled on that date. Change of control accelerates vesting of RSUs; it does not increase the number. Termination other than for cause accelerates vesting of RSUs with respect to the CEO and results in forfeiture for other NEOs.
(b) PSU value is the NOA Closing Price as of December 31, 2019 on the TSX, which was $15.74 (Canadian dollars), for all awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%). Change of control accelerates vesting of PSUs; it does not increase the number. Termination other than for cause accelerates vesting of PSUs with respect to the CEO and results in forfeiture for other NEOs.
(c) DSU terms are not affected by a termination or change of control. The payout provisions remain the same regardless of the reason for departure.
(d)Share Option value is the December 31, 2019 Closing Price of one NACG Common Share on the Toronto Stock Exchange, which was $15.74, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2019, as though the options were exercised on that date.
The termination arrangements contained in each employment agreement are outlined for each NEO as follows:
Martin R. Ferron
In accordance with the provisions of Mr. Ferron’s amended and restated executive employment agreement effective June 26, 2014, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $625,000 as of December 31, 2019. In addition, if his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $562,500 as of December 31, 2019. Mr. Ferron is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Ferron’s employment agreement is dependent on Mr. Ferron’s compliance with such non-competition and

Management Information Circular March 24, 2020

North American Construction Group Ltd.

confidentiality agreements. In the event of a change of control, Mr. Ferron’s executive employment contract calls for a retiring allowance equal to two times his annual base salary which equates to $1,250,000; additional retiring allowance equivalent to two times 90% of the STIP target which equates to $1,125,000; actual STIP earned if termination occurs after fiscal-year end but before STIP payment date; 90% of target STIP (pro-rated) if termination occurs after Q2 but before fiscal year end; all earned RSUs and earned PSUs to be paid out and unvested options will accelerate and vest as of termination date.
Joseph C. Lambert
In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $615,000 as of December 31, 2019. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $369,000 as of December 31, 2019. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.
Jason W. Veenstra
In accordance with the provisions of Mr. Veenstra’s executed employment agreement with his appointment to Executive Vice President and Chief Financial Officer, effective September 10, 2018, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $285,000 as of December 31, 2019. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $356,250 as of December 31, 2019. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $427,500 as of December 31, 2019. In addition, if his employment is terminated by the Corporation without cause, Mr. Veenstra is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $256,500 as of December 31, 2019. Mr. Veenstra is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Veenstra’s employment agreement is dependent on Mr. Veenstra’s compliance with such non-competition and confidentiality agreements.
Barry W. Palmer
In accordance with the provisions of Mr. Palmer’s most recently executed employment agreement with his appointment to Senior Vice President, Operations, effective December 1, 2018, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $480,000 as of December 31, 2019. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $216,000 as of December 31, 2019. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.
Jordan A. Slator
In accordance with the provisions of Mr. Slator’s executed employment agreement with his appointment to Vice President and General Counsel effective December 1, 2018, he is employed for an indefinite term, which will

Management Information Circular March 24, 2020

North American Construction Group Ltd.

continue until terminated by him or by the Corporation. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $293,750 as of December 31, 2019. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $352,500 as of December 31, 2019. In addition, if his employment is terminated by the Corporation without cause, Mr. Slator is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $148,050 as of December 31, 2019. Mr. Slator is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Slator’s employment agreement is dependent on Mr. Slator’s compliance with such non-competition and confidentiality agreements.
Board of Directors Compensation
Director Compensation Table
The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2019:

Director	Cash Fees Earned ($)	Share Based Awards Value ($)	Total ($)
Ronald A. McIntosh	66,250	66,250	132,500
William C. Oehmig	nil	36,250	36,250
Bryan D. Pinney	nil	179,500	179,500
John J. Pollesel	nil	136,250	136,250
Maryse C. Saint-Laurent	23,470	21,970	45,440
Thomas P. Stan	74,500	74,500	149,000
Jay W. Thornton	nil	129,000	129,000
Kristina E. Williams	22,720	22,720	45,440
Total	186,940	666,440	842,500
•All amounts in the table above are in Canadian dollars.
•William Oehmig ceased to be a director as of May 1, 2019.
•Maryse Saint-Laurent and Kristina Williams became directors as of August 6, 2019.
Compensation Philosophy and Approach
The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based.
The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors.
Share Ownership Guidelines
One way that Board members demonstrate their commitment to the long-term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board periodically reviews its Share Ownership Guidelines, including having such guidelines reviewed by its compensation consultant Mercer Canada. Current Share Ownership Guidelines require each director to own $275,000 of equity in the Corporation, in each case represented by NACG Common Shares and/or Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the

Management Information Circular March 24, 2020

North American Construction Group Ltd.

share ownership threshold is achieved, the number of NACG Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NACG Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NACG Common Share price. All current Directors comply with, or are on track to be in compliance with, these Share Ownership Guidelines.
Compensation Structure
Each of the Corporation’s non-employee Directors receives an annual retainer. The chair of each board committee receives an additional annual chair retainer. The Director compensation program was put in place in 2008 and has been reviewed by Mercer Canada in 2015, 2018 and 2019. As a result of the review, adjustments were made to the fee structure. Up to and including 2019, the Directors were also compensated with meeting attendance fees. Those attendance fees were eliminated as of January 1, 2020. The Chair receives no remuneration in addition to that paid to him as CEO. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the annual retainer and attendance fees paid to non-employee Directors in 2019.

	Compensation by Category			Compensation by Method of Payment		Total Compensation
Director	Board Retainer ($)	Committee Chair and Lead Director Retainer ($)(a)	Attendance Fees ($)	Fees Paid in Cash ($)	Fees paid in DSU's ($)(b)	Total Fees Earned ($)
Ronald A. McIntosh	110,000	nil	22,500	66,250	66,250	132,500
William C. Oehmig(c)	27,500	1,250	7,500	nil	36,250	36,250
Bryan D. Pinney(d)	110,000	47,000	22,500	nil	179,500	179,500
John J. Pollesel(e)	110,000	3,750	22,500	nil	136,250	136,250
Maryse C. Saint-Laurent(f)	43,940	nil	1,500	23,470	21,970	45,440
Thomas P. Stan(g)	110,000	9,000	30,000	74,500	74,500	149,000
Jay W. Thornton(h)	110,000	10,000	16,500	nil	129,000	129,000
Kristina E. Williams(i)	43,940	nil	1,500	22,720	22,720	45,440
Total	665,380	71,000	124,500	186,940	639,250	842,500
(a)The Chair of each Committee and the Lead Director must take 50% of their additional annual retainer for serving as Chair or Lead Director in DSUs.
(b)Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.
(c)Mr. Oehmig was on the board and Chair of the Operations Committee for a portion of 2019.
(d)Mr. Pinney was the Chair of the Audit Committee and Lead Director for 2019.
(e)Mr. Pollesel was Chair of the Operations Committee for a portion of 2019.
(f)Ms. Saint-Laurent was on the Board for a portion of 2019.
(g)Mr. Stan was the Chair of the HRCC for 2019.
(h)Mr. Thornton was Chair of the Governance Committee for a portion of 2019.
(i)Ms. Williams was on the Board for a portion of 2019.
Deferred Share Unit Plan
The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. DSUs may be granted to each member of the Board (the “Director Participants”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation’s shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share.

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North American Construction Group Ltd.

The following described the basic terms of DSUs:

Participants	Executives and Directors active on the grant date.
Vesting	Immediately "Earned" on date of grant.
Performance Measure	The settlement is based on the fair market value of a common share as of the Redemption Date.
Settlement Timing	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs for Canadian NEOs or Directors.
Equity Settlement	Settled in cash based on the fair market value of a share on the market with the highest trading volume for the five-days preceding the Redemption Date.
Change of control	Deemed to remain as earned, but no settlement is triggered.
Termination	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs

Outstanding Share-Based Awards and Option-Based Awards
There were no outstanding share-based awards or option-based awards held by directors as at the end of the year ended December 31, 2019, except for share-based awards and option-based awards held by Martin Ferron as an executive officer, disclosed above under "Incentive Plan Awards" and the following DSUs held by the independent directors:

	Share-Based Awards
Director	Number of Vested Share-Based Awards Not Paid Out or Distributed	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed($)(a)
Ronald A. McIntosh	246,045	3,872,752
Bryan D. Pinney	134,579	2,118,265
John J. Pollesel	17,509	275,589
Maryse C. Saint-Laurent	1,390	21,886
Thomas P. Stan	33,979	534,824
Jay W. Thornton	132,537	2,086,133
Kristina E. Williams	1,437	22,626
(a)Value is the number of share-based awards (DSUs) on record as of December 31, 2019, multiplied by the NOA Closing Price as of December 31, 2019 on the TSX, which was $15.74 (Canadian dollars), as though the earned units were redeemed on that date.
Incentive Plan Awards - Value Vested or Earned During the Year
No option-based awards vested during the calendar year ended December 31, 2019, nor was any non-equity incentive plan compensation earned during the year by directors other then Martin Ferron as CEO.

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North American Construction Group Ltd.

The following table sets forth the value of share-based awards of the independent directors that vested during the year ended December 31, 2019:

Director	Share-Based Awards – Value Vested During the Year ($)(a)
Ronald A. McIntosh	95,337
William C. Oehmig(b)	42,349
Bryan D. Pinney	194,839
John J. Pollesel	137,795
Maryse C. Saint-Laurent	21,976
Thomas P. Stan	78,261
Jay W. Thornton	144,321
Kristina E. Williams	22,730
(a)Includes the value of DSUs and reinvested dividends earned during the calendar year ended December 31, 2019, multiplied by their fair market value on the record date ("FMV").
(b)Mr. Oehmig earned DSUs and dividends up to March 31, 2019, prior to his resignation as a Director.
Indebtedness of Directors and Officers
None of the directors, executive officers or employees of the Corporation or any of its subsidiaries, nor any of the former directors, executive officers or employees of the Corporation or any of its subsidiaries, had any outstanding indebtedness to the Corporation or any of its subsidiaries, nor to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, during the year ended December 31, 2019, or as at the date of this Circular.
Interest of Informed Persons in Material Transactions
At no time since the beginning of the Corporation’s last completed fiscal year, has any informed person of the Corporation (as such term is defined under applicable securities laws), any proposed director of the Corporation or any associate or affiliate of any such informed person or proposed director had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries except as disclosed in the “Interest of Management and Others in Material Transactions” section of the Corporation’s Annual Information Form.
CORPORATE GOVERNANCE
Independence
National Policy 58-201 – “Corporate Governance Guidelines” of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Further, listing requirements of the New York Stock Exchange applicable to foreign private issuers require that the Board be composed of a majority of independent directors. With six of the seven directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors. The Chairman, Martin Ferron, is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. The Lead Director, Bryan D. Pinney, is however an independent director. The Board of Directors has determined that each of the directors, other than Martin Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.
To facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude any non-independent directors. In-camera meetings are held as part of every regularly scheduled board meeting and are led by the Lead Director. In the fiscal year ended December 31, 2019, each board meeting included such in-camera sessions, and except for the in camera sessions, there were no separate meetings of independent board members that took place.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Directorships with Other Issuers
Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd.	TSX, NYSE	September, 1998
Bryan D. Pinney	Persta Resources Inc.	HKSE	February, 2016
	Sundial Growers Inc.	NASDAQ	December 18, 2019
	TransAlta Corporation	TSX, NYSE	April, 2018
John J. Pollesel	First Cobalt Corporation	OTCQB, TSX-V	May, 2017
	Noront Resources Ltd.	TSX-V	June, 2017
Maryse Saint-Laurent	Guyana Goldfields Inc.	TSX	March, 2019
	Turquoise Hill Resources Ltd.	TSX	January, 2017
Director Meeting Attendance and Committee Membership
During 2019 there were a total of 5 meetings of the Board, 5 meetings of the Audit Committee, 5 meetings of the Human Resources & Compensation Committee, 1 meeting of the Governance Committee and 4 meetings of the Operations Committee. The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2019.

	Board	Audit	Human Resources & Compensation	Governance	Operations
Martin R. Ferron	5 of 5	N/A	N/A	N/A	N/A
Ronald A. McIntosh	5 of 5	5 of 5	N/A	1 of 1	4 of 4
William C. Oehmig	2 of 2	N/A	2 of 2	N/A	1 of 1
Bryan D. Pinney	5 of 5	5 of 5	5 of 5	N/A	N/A
John J. Pollesel	5 of 5	5 of 5	N/A	1 of 1	4 of 4
Maryse C. Saint-Laurent	1 of 1	N/A	N/A	N/A	N/A
Thomas P. Stan	5 of 5	5 of 5	5 of 5	1 of 1	4 of 4
Jay W. Thornton	4 of 5	N/A	4 of 5	N/A	3 of 4
Kristina E. Williams	1 of 1	N/A	N/A	N/A	N/A
•"N/A" means not on Committee in 2019 or no meeting held in 2019 while on the Committee
•Changes to board and committee membership over the course of 2019 meant that not every director was a member of the board or of the listed committees throughout the whole of the year. The above chart reflects that.
•The above chart also reflects that the functions of the Governance Committee were carried out by the Operations Committee prior to August 6, 2019, at which time the Governance Committee was created as a separate committee.
Board of Directors Mandate
The Corporation has adopted a Corporate Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee and Operations Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule “A” and can be found on the Corporation’s website at www.nacg.ca.
Position Descriptions
The position descriptions for the Chairman of the Board, the Lead Director, the Committee Chairs and the Chief Executive Officer, including their respective roles and responsibilities, are all set out in the attached Governance Policy and Board Mandate.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Orientation and Continuing Education
The Governance Committee, in conjunction with the Board Chair, the Lead Director and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.
Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.
Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:
(a)Industry Conferences – Management updates this list as conferences are scheduled.
(b)Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

Director Competencies Matrix
The following table lists the qualities, tenure, capabilities, competencies and skills of the Independent Directors standing for election at the 2019 AGM:

Independent Director	Ronald A. McIntosh	Bryan D. Pinney	Maryse C. Saint-Laurent	Kristina E. Williams	Thomas P. Stan	John J. Pollesel
Gender	M	M	F	F	M	M
Age Range	75-79	65-69	60-64	40-44	60-64	55-59
Tenure Range at NACG	16-20	0-5	0-5	0-5	0-5	0-5
Competencies and Experience
Governance
Board Experience	✔	✔	✔	✔	✔	✔
Committee Experience	✔	✔	✔	✔	✔	✔
Chair Experience	✔	✔	✔		✔
Leadership
CEO	✔			✔	✔	✔
Senior Management	✔	✔	✔	✔	✔	✔
Industry Knowledge | Experience
Mining / Earthmoving	✔		✔		✔	✔
Construction	✔	✔				✔
Heavy Equipment					✔	✔
Other Resources	✔	✔	✔		✔	✔
Technology Innovation				✔		✔
Financial Acumen
Financial Literacy	✔	✔	✔	✔	✔	✔
Accounting Designation		✔				✔
Banking | Capital Markets	✔	✔	✔	✔	✔	✔
Operations | Management
Business Development	✔	✔	✔	✔	✔	✔
Engineering	✔					✔
HR | Compensation		✔	✔		✔	✔
International	✔	✔	✔	✔		✔
Sales and Marketing		✔		✔		✔
Strategic Planning	✔	✔	✔	✔		✔
Enterprise Risk Management		✔	✔			✔
Legal | Government | Environment
Corporate Law			✔	✔
Securities Law			✔
Government Policy | Relations			✔	✔
Health | Safety | Environment	✔				✔	✔
Social Responsibility			✔			✔
Code of Conduct and Ethics Policy
In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s directors, officers and employees. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.
The Corporation has the option to report violations of the Code either internally or externally in the following ways:
(a)internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;
(b)effective anonymous reporting is through an independent ethics reporting firm; or
(c)directly to the Chairman of the Board, the Lead Director or Audit Committee Chair.
In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair, the Lead Director or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair, the Lead Director and the Board Chair will have access, at all times, to the status and content of Reported Violations.
The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.
Governance Committee and Nomination of Directors
The Governance Committee is responsible for identifying, assessing and recommending to the board of directors new nominees for election to the board of directors by the shareholders at annual meetings or to fill vacancies on the board that occur between shareholder meetings. The Committee normally identifies potential new candidates through a combination of external search firms and by direct referral from board members or others. Potential candidates are vetted through a process of due diligence and are also interviewed by members of the Committee, the Chair, the Lead Director, and by other members of the board. After assessing potential candidates the Committee makes a recommendation to the Board. In addition to its role in identifying, assessing and recommending new candidates for board nomination, the Committee also conducts an annual review with respect to re-nomination of incumbents and makes recommendations to the board of directors regarding corporate governance matters, policies and practices generally, including with respect to environmental and social governance matters. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website at www.nacg.ca. The Governance Committee is currently composed of Ronald McIntosh, Bryan Pinney and Maryse Saint-Laurent, with Maryse Saint-Laurent serving as Chair.
Human Resources & Compensation Committee
The Human Resources & Compensation Committee is charged with the responsibility for supervising board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee

Management Information Circular March 24, 2020

North American Construction Group Ltd.

incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. The board's process for determining compensation for the Corporation's executives is described in extensive detail above under "Compensation Discussion and Analysis". The process for determining board compensation involves obtaining the advice of independent compensation consultants to determine a market-competitive compensation package that aligns with the interests of shareholders and is comparative to the board compensation paid by our peer group. Based on such advice, the Committee makes periodic recommendations to the board regarding changes in compensation. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Thomas Stan serving as Chair.
Audit Committee
The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. The Audit Committee is currently composed of Bryan Pinney, Ronald McIntosh, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chairman. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca.
Operations Committee
The Operations Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Operations Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Ronald McIntosh, John Pollesel, Thomas Stan and Kristina Williams, with John Pollesel serving as Chair.
Board Assessment
The board, its committee and the directors are regularly assessed with respect to their effectiveness and contribution. At each regular quarterly meeting of the board and each of its committees, an in camera session is held separate from management in which, among other things, the board and each committee perform self-assessments. Such quarterly assessments are conducted through frank and open discussion among board members or committee members, as applicable. On an annual basis the board conducts a more formal peer review survey. Under the annual peer review process, the General Counsel for the Corporation circulates questionnaires to be filled out on a confidential basis by all directors addressing such topics as independence, roles and responsibilities, leadership, director selection, competencies and development, agendas meetings and minutes, board relationships and communication, information and internal reporting, board dynamics and decision making, strategic responsibilities, financial reporting and internal controls and individual director effectiveness and contribution. The responses to such surveys are reviewed by the Lead Director, who then presents a summary of

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North American Construction Group Ltd.

key comments or issues identified to the board as a whole for discussion. Any changes resulting from such discussion are then implemented.
Director Term Limits
The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of board renewal and board continuity. The Governance Committee considers and assesses Board and committee composition on a regular basis as well as performing peer review assessments with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Operations Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation. Our seven nominees, who are all also current members of the Board, have an average tenure of 5 years and 1 month.
Board and Senior Management Diversity
The Board believes that, in addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to the Corporation. To these ends, the Corporation has established a written policy that when identifying, nominating and selecting candidates for appointment or election to the Board, the Governance Committee and the Board will consider:
(a) the qualifications, skills, knowledge, experience and expertise of each potential candidate and the way in which the same would complement the qualifications, skills, knowledge, experience and expertise of existing Board members; and
(b) whether each potential candidate is a woman, aboriginal person, person with disabilities or member of a visible minority and the extent to which such candidate’s appointment would advance the Board’s diversity objectives.
In this regard the Board has set an objective to achieve and maintain diversity among its members, including the target of having women comprise at least 30% of its members by December 31, 2022. The Corporation has already taken significant measures to meet this target by appointing two women to the Board in 2019. Currently, women hold two of eight, or 25%, of all positions on the Corporation's board. Upon election of the directors put forward for nomination at the Annual General Meeting to which this Circular relates, women will hold two of seven, or 29%, of all board positions. At the start of 2019, women held no positions on the Corporation's board. The Board and the Governance Committee have been charged with the responsibility of ensuring this policy is implemented, assessing its effectiveness and ensuring that targets are met within the specified period. The board has not set any specific targets for representation of aboriginal persons, persons with disabilities or members of visible minorities on the board at this time, nor does it presently have any persons within such designated groups on its board. The board has determined that it is not of sufficient size to make such targets practical within a reasonable time-frame and does not wish to set such a long time-frame as to make the targets meaningless. The board and Governance Committee will reassess this periodically, however.
The Board also believes that diversity of perspectives and viewpoints at the senior management level is equally as important as at the Board level and, accordingly, the Corporation has established a written policy that the same diversity criteria as are considered for identifying, nominating and selecting board candidates are to be considered when identifying and selecting candidates for appointment to senior management positions. Under such policy, management is required to report to the Governance Committee and to the Board at least annually on the programs and processes that have been implemented by the Corporation for the purpose of advancing women in senior management roles and the progress achieved under those programs and processes. The Corporation has not set any specific targets for representation of women, aboriginal persons, persons with disabilities or members of visible minorities in senior management, nor does it currently have any women, aboriginal persons, persons with disabilities or members of visible minorities in senior management.
The Governance Committee and the Board will review and assess, on a regular basis and no less than once per year, the effectiveness of its diversity policy and whether its objectives and targets are being met.

Management Information Circular March 24, 2020

North American Construction Group Ltd.

ADDITIONAL INFORMATION
Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Construction Group Ltd., 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8:
(a)the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2019 together with the accompanying Auditor’s Report and the MD&A;
(b)this Circular; and
(c)the most recent Annual Information Form.
Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.
GENERAL
All matters referred to herein for approval by NACG Shareholders, other than the election of directors, require a simple majority of the NACG Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.
Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2021 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than January 9, 2021.
APPROVAL OF PROXY CIRCULAR
The undersigned hereby certifies that the contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.
DATED at Edmonton, Alberta, this 24th day of March, 2020.

/S/ Martin Ferron
Chairman & Chief Executive Officer

Management Information Circular March 24, 2020

North American Construction Group Ltd.

SCHEDULE A - CORPORATE GOVERNANCE POLICY AND BOARD MANDATE
1Introduction
The Board is responsible for the stewardship of the Corporation as well as supervision of the management of the business and affairs of the Corporation. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.
2Objectives
The objectives of this Policy are to:
(a)establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and
(b)ensure compliance with the governance requirements of applicable regulators and stock exchanges.
3Definitions
In this Policy:
(a)“Board” means the board of directors of the Corporation;
(b)“CEO” means the Chief Executive Officer of the Corporation;
(c)“Chair” or “Board Chair” means the chair of the Board;
(d)“Committee” means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;
(e)“Committee Chair” means the chair of any Committee;
(f)“Corporation” means North American Construction Group Ltd.;
(g)“Executive Officer” means the CEO, President, Chief Operating Officer, Chief Financial Officer and each Vice-President of the Corporation; and
(h)“Lead Director” means the lead director appointed under Section 5.5, if applicable.
4Scope
This Policy applies to all activities of the Board.
5Policy
5.1Directors
The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.
Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.
5.2Chair
The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The position description for the Chair is set out in Appendix B.
5.3Committees
In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

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North American Construction Group Ltd.

(a)Audit Committee
(b)Human Resources and Compensation Committee
(c)Operations Committee
The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.
Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Operations Committee and the Board and publicly disclosed on the Corporation’s website once approved.
Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Operations Committee and will report the findings of that annual review to the Board.
5.4Board and Committee Composition
The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Operations Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees.
5.5Director Qualifications and Diversity Criteria
In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:
(a)what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;
(b)the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;
(c)the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;
(d)whether potential candidates can devote sufficient time and resources to his or her duties as a board member; and
(e)diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board.
Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the above diversity criteria when identifying and selecting candidates for appointment to Executive Officer positions.
It is not in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or Executive Officers based on diversity criteria. Diversity criteria will be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.
5.6Independence
The Board will be composed of a majority of independent directors. Each Committee will be composed solely of independent directors.
The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation’s securities are listed for trading. The Board may adopt other categorical standards

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for determining whether a director is independent and will review the independence of each of the non-management directors annually.
The CEO of the Corporation will serve as a director of the Corporation and will be the only management director.
In the event the Board determines that it is appropriate and in the best interests of the Corporation to have the same individual serve concurrently as both Chair and CEO, the Board may make such appointment. In such case, however, the Board will appoint an independent director (the “Lead Director”) to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.
The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.
Directors are expected to speak and act independently, respecting differing views held by other directors and management.
5.7Interlocks
An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit Committee may serve on more than three public company audit committees without Board approval.
5.8Strategic Planning
The Board will adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation.
5.9Identification and Management of Risks
The Board will identify the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks, including ensuring implementation of appropriate internal control and management information systems.
5.10Ethics
The Board is responsible for ensuring a culture of integrity within the Corporation and in fulfilling that responsibility will:
(a)satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;
(b)approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;
(c)monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and
(d)ensure that, in conducting its business, the Board avoids conflicts of interest by directors.
A director has a conflict if he or she is:

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(a)a party to a material contract or transaction or proposed material contract or transaction with the Corporation;
(b)a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or
(c)a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.
Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.
Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions they hold or shares held in other organizations.
5.11Director Compensation
The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.
The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair and the Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.
To more closely align the interests of directors and the Corporation’s shareholders, a portion of the directors' fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.
A management director will not receive additional compensation for Board service.
5.12Orientation and Education for Directors
The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation’s business, issues, risks and opportunities.
The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis. Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business and to ensure their understanding of the Corporation’s business remains current.
5.13Executive Team
The Board will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.
The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO's recommendation of a successor in the event of an unexpected incapacitation of the CEO.

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5.14Access to Advisors
The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.
Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.
5.15Term Limits
As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.
5.16Evaluation
The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director’s peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Operations Committee is responsible for establishing the process for Board, Committee and individual director assessments.

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APPENDIX A: Responsibilities of Directors
Directors are expected to:
•Understand and fulfill the legal requirements and fiduciary and other obligations of a director.
•Act honestly and in good faith with a view to the best interests of the Corporation.
•Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
•Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.
•Exercise their directors’ powers for the purposes for which they are intended.
•Comply with the Corporation’s Code of Conduct and Ethics Policy.
•Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.
•Use their abilities, experience and influence constructively.
•Respect the confidentiality of fellow Board members and of the Corporation.
•Understand the difference between governing and managing and not encroach on management’s mandate and areas of responsibility.
•Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director’s participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board’s Committees.
•When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.
•Prepare for Board and Committee meetings in advance.
•Attend all regular scheduled Board and Committee meetings in person. It is acceptable, on an infrequent basis, for directors to participate in these meetings by conference call if attendance in person is not possible. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.
•Become sufficiently knowledgeable about the Corporation’s business, services, principal regulators and industry.
•Develop an understanding of the role of the Corporation in the communities in which it operates.
•Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.
•Maintain an understanding of the strategic planning process and principal risks of the Corporation.
•Remain knowledgeable about the executive management structure and overall management of the Corporation.
•Keep abreast of corporate governance developments and emerging best practices in corporate governance.
•Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

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APPENDIX B: Board Chair – Position Description
1Introduction
1.1This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.
1.2The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.
1.3The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.
1.4The Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.
1.5The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.
1.6The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject and subordinate to the responsibilities of the Lead Director.
2Board Leadership
The Board Chair has the responsibility to:
2.1Provide leadership in ensuring that the Board works harmoniously as a cohesive team.
2.2Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.
2.3Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.
2.4Attend Committee meetings and communicate with directors between meetings, as required.
2.5Establish procedures to govern the Board’s work including:
•working with the CEO and Secretary to schedule meetings of the Board and its Committees;
•developing the agenda for Board meetings with input from other directors and management;
•working with the CEO and Secretary to ensure that proper and timely information is delivered to the Board;
•working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;
•chairing all meetings of the Board, to the fullest extent possible;
•encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;
•in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet in camera at each meeting of the Board;
•ensuring that any decisions arising from in-camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;
•ensuring that the Board has appropriate administrative support; and

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•addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director’s request to engage a non-management advisor at the Corporation’s expense.
3Board Development
The Board Chair has the responsibility to:
3.1Assist the Operations Committee in implementing the Board assessment process and lead the Board in discussing the results.
3.2Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business.
3.3Upon recommendation of the Operations Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.
4Working with Management
The Board Chair has the responsibility to:
4.1Represent shareholders and the Board to management and represent management to the Board and shareholders.
4.2Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.
4.3Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.
4.4Communicate openly and effectively with the CEO regarding strategy, governance matters, performance of the Corporation and feedback from directors.
4.5Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.
4.6Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers, except the CEO where the Chair also serves as CEO, and ensuring succession plans are in place at the senior management level.
4.7Serve as advisor to the CEO and other Executive Officers.
5Shareholder Relations
The Board Chair has the responsibility to:
5.1Chair annual and special meetings of the shareholders.
5.2Receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

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APPENDIX C: Committee Chair – Position Description
1Introduction
1.1This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.
1.2Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.
1.3The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.
1.4Each Committee Chair’s performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.
1.5The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.
2Role and Responsibilities
Each Committee Chair has the responsibility to:
2.1provide leadership in ensuring that the Committee works harmoniously as a cohesive team;
2.2facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;
2.3communicate with Committee members between meetings as required;
2.4facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;
2.5lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation’s business;
2.6assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;
2.7establish procedures to govern the Committee’s work including:
•work with the CEO and Secretary to schedule meetings of the Committee;
•develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;
•work with the Board Chair, CEO and Secretary to ensure that proper and timely information is delivered to the Committee;
•work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;
•chair all meetings of the Committee;
•encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;
•report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;
•ensure that the Board Chair and the Lead Director, if one has been appointed, are briefed regularly on the key issues facing the Committee;
•ensure that the Committee has appropriate administrative support; and
•address complaints, questions and concerns regarding Committee matters.

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APPENDIX D: Lead Director – Position Description
1Introduction
1.1This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.
1.2The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role at any time that any particular person serves concurrently as both Board Chair and CEO. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that a Lead Director is unnecessary due to a separation of the roles of Board Chair and CEO.
1.3The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties.
1.4The Lead Director’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgement.
1.5The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.
1.6The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject and subordinate to the responsibilities of the Lead Director.
2Role and Responsibilities
The Lead Director has the responsibility to:
2.1together with the Board Chair, oversee the Board’s discharge of its duties;
2.2work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;
2.3work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;
2.4attend Committee meetings and communicate with directors between meetings, as required.
2.5together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;
2.6together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;
2.7assist the Compensation Committee in monitoring and evaluating the performance of the CEO and, together with the Board Chair, assist the Compensation Committee in monitoring and evaluating the performance of the other Executive Officers as well as ensuring succession plans are in place at the senior management level.
2.8together with the Board Chair, take steps to foster the Board’s understanding of its responsibilities and boundaries with management;
2.9chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;
2.10act as a leader for the independent directors;

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2.11serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;
2.12communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;
2.13be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;
2.14organize and present agendas for in camera independent director meetings based on input from directors and management;
2.15preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;
2.16oversee the distribution of information to independent directors for purposes of in camera independent directors meetings in a manageable form, sufficiently in advance of the meeting;
2.17brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;
2.18perform other functions as may be reasonably requested by the Board.

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